Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company: Hanover Compressor Company
Commission File No. 1-13071
Subject Company: Iliad Holdings, Inc.
Commission File No.
March 26, 2007          Issue 1, Page 1

[UNIVERSAL COMPRESSION LOGO APPEARS HERE]	MERGER NEWS

Do’s & Don’ts
Do’s
•	Do work safely. It is a top priority.

•	Do act as competitors, because we are competitors.

•	Do conduct business as usual.

•	Do communicate with management—the best way to weather change is to be a part of the process.

•	Do Retain information that might be requested by reviewing authorities. Further instruction will follow with this regard.
Don’ts
•	Do Not share information with our merger partner, especially competitive information such as pricing lists, customer lists, supplier agreements, etc.

•	Do Not meet or have discussions with our merger partner unless requested by the Transition or Legal team.

•	Do Not share any information about the merger with customers or suppliers that has not already been made public through a press release or SEC filing.

•	Do Not steer customers to one party or the other in an effort to “ease the transition.”
As outlined in Steve Snider’s memo dated February 27, 2007, work has begun on formulating the integration plan for the merger between Universal and Hanover. During the integration process, the Integration Leadership Team will communicate to you by way of Merger News. Each edition of this publication will be emailed to all employees and posted on Universal’s Intranet. For those who are in a field office, we are depending on you to get this information to your shop and field employees. We have adopted the slogan, “Print and Post.” It is very important that someone from your office is charged with updating the communication information pertaining to this merger on your bulletin board(s).
To assist with the day-to-day responsibilities of implementing the integration process and to support the priorities set out by the Integration Leadership Team, a Core Project Team is scheduled to meet twice a week. For the next several weeks the Integration Team will focus energies on four separate areas:
(1) A consultant has been selected and will help Newco define its name, logo design and overall corporate identity package.
(2) To engage a consultant to help with the integration process.
(3) A team has been formed to help focus on where corporate headquarters will be located.
(4) To start a timeline of open issues and maintain a measurable level of project prioritization. One example of this project prioritization is the combined Universal and Hanover team that is working together to look at the technology unit.
Effectively communicating with our employees is a very high priority during this integration process. Since the merger was announced, combined senior management members have toured North America and Canada, attempting to meet as many employees as possible. For those employees outside of North America and Canada, a team of Universal and Hanover senior management members have visited many employees during the past few weeks.

Questions? Visit our Corporate Intranet Site,
Merger News—
mergerquestions@universalcompression.com
Although the senior management team has visited many of you, there are still some who have not received a visit. We’re hoping with time and normal business travels that we will be able to stop in to meet with employees. In the meantime, a Frequently Asked Questions (FAQ) document is available on the Intranet. While visiting our offices, we compiled the many questions with their respective answers. As answers are available, the FAQ’s will be updated and posted on the Intranet. Once again, we need to make certain that our shop and field employees have access to this information. Do “Print and Post” any information pertaining to the merger.
Finally, Merger News will be issued as new information becomes available. As the integration process moves along and more information is available to share, you will find our Merger News editions more frequently published. In between editions, if you have questions, feel free to inquire with
mergerquestions@universalcompression.com.
In closing, it is important for you to continue to compete and, most importantly, continue to work safely. And, as always, thank you for your commitment to Universal!

[CARTOON APPEARS HERE]

Company mergers:
Polygram Records, Warner Bros. and Keebler. New company will be Poly-Warner-Cracker.
FedEx is expected to join it’s major competitor, UPS, and become: FedUP.

March 26, 2007          Issue 1, Page 2

Frequently Asked Questions (FAQ’s) (To review the complete list of FAQ’s, please refer to the Merger Update on our Intranet’s Home Page.)
[UNIVERSAL COMPRESSION LOGO APPEARS HERE]

Who is on the Integration Team? Will field operation employees be on the teams? How much employee involvement will there be in planning the new organization?
Steve Snider, Universal’s Chairman, President and CEO recently announced the formation of a merger integration framework and the creation of an integration team (the “Integration Team”). The Integration Team process will be comprised of various working teams that will help ensure the successful integration of Hanover and Universal. While additional functional task forces will evolve, the formation of an Executive Steering Committee, an Integration Leadership Team and a Core Project Team have already been announced.
The Executive Steering Committee will have ultimate responsibility for the transition to the newly-combined entity (which we refer to as “Newco”) and will be chaired by Steve Snider. The Integration Leadership Team will be responsible for the overall merger integration process and will be co-led by Hanover’s John Jackson and Universal’s Ernie Danner. The Core Project Team will have responsibility for the day-to-day implementation of the integration process by ensuring the overall coordination of the integration across functional groups. The Core Project Team will not be making functional groups decisions (for example, accounting department staffing decisions), but, instead, will have responsibility for (1) evaluating the need for and selecting the 3rd party consultants that will assist in merger integration and 2) crafting and facilitating the processes by which task forces and
•	Anita Colglazier, Hanover — Controller

•	Mike Denman, Universal — Supply Chain

•	Steve Hyche, Universal — Operations

•	Rich Leong, Universal — HR, Marketing, Supply Chain

•	Gerald Meinecke, Universal — Business Development — Co-leader

•	Steve Muck, Hanover — HR, HSE

•	Dan Newman, Hanover — Manufacturing/Services

•	Rob Rice, Hanover — Operations

•	Mike Wasson, Universal — International

•	Stephen York, Hanover — Investor Relations, Information Systems — Co-leader
The types of working teams and team members will be determined in the coming weeks and months, and will be publicized as soon as possible, thereafter. (For additional details, see our SEC filing from February 27, 2007 at http://phx.corporate-ir.net/phoenix.zhtml?c=121184&p=irol-sec.)

If you have any questions, visit us at
mergerquestions@universalcompression.com

How will we integrate the cultures?
The cultures of both companies are based on very similar principles—safety, integrity, service and people. Therefore, although there will certainly be challenges, it is expected that the two companies’ cultures will be effectively melded fairly quickly once the merger is approved. Because a mutually-acceptable culture is one of the keys to the successful joining of two companies, Newco’s culture will be one of the integration team’s most important areas of focus.
What is the biggest obstacle that must be addressed before the merger is completed?
There are a number of conditions to the closing of the merger, including the receipt of regulatory approvals such as approvals from the Department of Justice and Securities and Exchange Commission. In addition, the stockholders of each company must approve the merger. In the meantime, both companies must continue to compete against one another as vigorously as prior to the merger announcement.
How would our employees expect to benefit by this merger?
We expect our employees will benefit from working for a more competitive company with enhanced financial resources, improved training opportunities, and growth prospects in an increasingly global market.
How will our customers expect to benefit from this merger?
Our customers should benefit from this merger through improved operational efficiency and support in the field, a wider product and services offering, and a greater combined pool of technical professionals.
How will our stockholders expect to benefit from this merger?
The new company will have a larger portfolio of high quality assets and services throughout the world that, together with extensive financial capabilities and operating efficiencies, should generate significant value for our stockholders.
To review the complete list of FAQ’s, please refer to the Merger Update on our Intranet’s Home Page.
If some jobs are impacted by the merger, will there be a severance plan for those employees?
While we anticipate that the majority of the workforce will not experience significant change, we do recognize that the next few months will create uncertainty for our workforce. Therefore, on April 2, 2007, we will announce a severance plan that will detail severance benefits to any employee who incurs a termination of employment as a result of the merger.

“Print and Post.” It is very important that someone from your office is charged with updating the communication information pertaining to this merger on your bulletin board(s).

March 26, 2007          Issue 1, Page 3

[UNIVERSAL COMPRESSION LOGO APPEARS HERE]

Additional Information
In connection with the proposed merger, a registration statement of the new company, Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings, Inc. and Hanover Compressor Company, and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/ PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in Solicitation
Hanover Compressor Company and Universal Compression Holdings, Inc. and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.